CUSIP No. 561063-10-8                                         Page 1 of 11 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   561063-10-8
                                 (CUSIP Number)

                                 Peter T. Kross
                             248 Grosse Pointe Blvd.
                          Grosse Pointe Farms, MI 48236
                                 (313) 882-8604
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 561063-10-8                                         Page 2 of 11 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    439,060 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        60,400 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         439,060 shares

                           10       Shared Dispositive Power
                                    60,400 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  499,460 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  9.7%

14       Type of Reporting Person
         IN

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CUSIP No. 561063-10-8                                         Page 3 of 11 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Margaret G. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        60,400 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    60,400 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  60,400 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.2%

14       Type of Reporting Person
         IN

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CUSIP No. 561063-10-8                                         Page 4 of 11 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Edward J. Russell III

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    17,000 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         17,000 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  17,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.3%

14       Type of Reporting Person
         IN

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CUSIP No. 561063-10-8                                         Page 5 of 11 pages


          This is Amendment No. 10 to a Schedule 13D (as earlier amended, the "Original 13D") filed originally by Peter T. Kross ("Mr. Kross"). This Amendment is filed jointly by Mr. Kross, Margaret G. Kross ("Mrs. Kross"), and, as of this Amendment No. 10, Edward J. Russell III ("Mr. Russell") (together, the "Group").

          This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

Item 2.   Identity and Background

          Mr. Kross is employed as a Senior Vice President of First Union Securities, Inc., ("First Union"), a securities broker-dealer the address of which is 114 Kercheval Avenue, Grosse Pointe Farms, Michigan 48236. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. Mrs. Kross is not employed and her residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. Mr. Russell is self-employed as a real estate developer; his business address is 130 Kercheval Ave., Grosse Pointe Farms, MI 48236.

          During the past five years, none of Mr. Kross, Mrs. Kross or Mr. Russell has been convicted in a criminal proceeding (excluding traffic violations). During the past five years, none of Mr. Kross, Mrs. Kross or Mr. Russell has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kross, Mrs. Kross and Mr. Russell are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Mr. Kross to acquire his shares as reported herein (including with respect to two trusts held for the benefit of Mr. Kross's and Mrs. Kross's minor children) is $6,642,252. Such funds were provided in part from Mr. Kross's personal funds and in part by loans from a margin account maintained by Mr. Kross with First Union. A copy of Mr. Kross's account agreement with Everen Securities, Inc. ("Everen"), the predecessor to First Union, is attached as Exhibit 1. All of the marginable securities owned by Mr. Kross and held in his brokerage accounts with First Union are pledged as collateral for the repayment of margin loans made to Mr. Kross.

          The amount of funds expended to date by Mrs. Kross to acquire shares held in her IRA is $605,064. Such funds were provided from funds in an individual retirement account held by Mrs. Kross.

          The amount of funds expended to date by Mr. Russell to acquire shares as reported herein is $233,690. Such funds were provided from his personal funds.

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CUSIP No. 561063-10-8                                         Page 6 of 11 pages


Item 4.   Purpose of Transaction

          The goal of the members of the Group is to profit from appreciation in the market price of the Common Stock. The members of the Group expect to actively assert shareholder rights, in the manner described below. The members of the Group intend to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock.

          On August 16, 1999, Mr. Kross met with management of the Issuer. At that time, Mr. Kross indicated that he would be filing an amendment to the Original 13D to report a change in his investment intent from that of passive investor to that outlined herein. Mr. Kross also informed the Issuer that in his opinion the Issuer should explore different strategies for maximizing shareholder value, including (a) hiring an investment banker to explore finding an acquiror for the Company, (b) consider selling properties owned by the Issuer and (c) consider using cash raised by the sale of properties owned by the Issuer to repurchase shares of the Issuer's stock. Mr. Kross also stated that he previously believed and still believed that the Issuer should eliminate its "poison pill," as it serves to limit and restrict shareholder rights. In addition, Mr. Kross asked that he or his representative be added immediately to the Board of Directors of the Issuer. Shortly thereafter, management of the Issuer responded that the Board of Directors would meet to consider that request.

          Mr. Kross was later informed that the Board of Directors met on August 23, 1999 to consider his request for Board representation but deferred any discussion until its September meeting. Upon learning of the Board of Directors' decision to revisit Mr. Kross' request for Board representation, Mr. Kross sent a letter to a representative of the Issuer's management on September 2, 1999, requesting an opportunity to meet with the members of the Board of Directors in person to present his views and respond to any questions they might have. A copy of this letter is attached as Exhibit 3.

          Thereafter, on September 14, 1999, Mr. Kross met with the Board of Directors to discuss his qualifications for membership on the Issuer's Board of Directors. Yet, prior to the meeting with Mr. Kross, the Issuer's Board of Directors held a special meeting on September 7, 1999, in order to take steps to limit shareholder action by amending the Issuer's by-laws with respect to special meetings, shareholder proposals and nomination of directors. The amended by-laws set forth new procedural requirements for shareholder proposals and nominations as well as limit the ability to call a special meeting of shareholders to those shareholders who are record holders of at least fifty-one percent (as opposed to twenty-five percent under the previous by-laws) of the Issuer's stock.

          After the September 14 meeting of the Board of Directors, management informed Mr. Kross that the Board of Directors had declined Mr. Kross' request to be added to the Issuer's Board of Directors. Immediately thereafter, by letter dated September 16, 1999, Mr. Kross requested the stock ledger, stockholder list and books and records of the Issuer. A copy of that letter is attached as Exhibit 4.

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CUSIP No. 561063-10-8                                         Page 7 of 11 pages


          By letter dated November 29, 1999, Mr. Kross stated his present intention to run a full slate of five director nominees for the 2000 annual meeting of shareholders and formally withdrew his request for appointment to the Board. A copy of that letter is attached as Exhibit 5. By a second letter dated November 29, 1999, Mr. Kross requested an updated stock ledger, stockholder list and books and records of the Issuer. A copy of that letter is attached as
Exhibit 6.

          In response to Mr. Kross's letter of November 29, 1999, Mr. Kross received a letter from Malan's President and CEO indicating that no additional information would be forthcoming for reasons set forth in the letter. A copy of that letter is attached as Exhibit 7. As a result of a communication between counsel for Mr. Kross and counsel for Malan, on or about December 10, 1999, Malan revised its position agreeing to provide certain information responsive to Mr. Kross's November 29, 1999 letter demanding certain shareholder information.

          At or about this same time period, the President and CEO of Malan sent a letter dated December 7, 1999 to the Chairman and Chief Executive Officer of First Union Corp., the parent corporation of Mr. Kross's employer, First Union Securities, Inc. In that December 7, 1999 letter, Malan's President and CEO stated, among other things, that "Mr. Kross has taken an extremely hostile position against Malan and its management." A copy of that letter is attached as
Exhibit 8. On December 17, 1999, the President and CEO of First Union Securities responded to that letter by indicating, in part, that First Union Securities had "requested Kross to not seek or accept a Malan Realty Board position, and to not nominate any other candidate for a Malan Realty Board position." A copy of that letter is attached as Exhibit 9. The letter went on to add that "he (Kross) will, however, continue to be free to vote his shares for candidate(s) of his choice, and, in compliance with any applicable legal and regulatory requirements, to disclose his voting intentions." Therefore, as a result of Malan's December 7, 1999 letter and the request by his employer to refrain from seeking or accepting a Malan Realty Board position for himself or his nominee, Mr. Kross no longer intends, as of the date of this filing, to nominate a slate of directors for Malan's Board. Mr. Kross continues to hold the views previously expressed in 13D filings and correspondence attached thereto concerning Malan's Board of Directors and Management and the strategic alternatives which they should be considering to maximize shareholder value.

          By letter dated April 20, 2000, Mr. Kross informed the Issuer of his support of the Kensington Investment Group's nominees, requested that Malan's management cease wasting corporate assets by engaging in personal attacks against the Kensington Investment Group, and requested an opportunity to address the Board of Directors and shareholders at Malan's upcoming annual meeting. A copy of that letter is attached as Exhibit 10.

          On September 24, 2000 and September 25, 2000, Mr. Kross met with Malan's Board of Directors and asked that the Board of Directors be expanded and that Mr. Russell be appointed to fill the newly created vacancy. On October 3, 2000, the Board of Directors informed Mr. Kross that they had agreed to Mr. Kross's request.

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CUSIP No. 561063-10-8                                         Page 8 of 11 pages


          In addition to the activities outlined in the previous paragraph, the members of the Group intend to continue to evaluate the Issuer and its business prospects and to consult with management of the Issuer, other shareholders of the Common Stock and other persons to further the aforementioned alternatives and strategies. Additionally, the members of the Group intend to continue to explore their options regarding exercising their rights as shareholders. Members of the Group may make further purchases of shares of the Common Stock or may dispose of any or all of their shares of the Common Stock at any time. At present, and except as disclosed herein, none of the members of the Group has any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. The members of the Group intend to continue to explore the options available to them. Members of the Group may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)-(b) Mr. Kross has sole voting and dispositive power over the 439,060 shares of Common Stock beneficially owned solely by Mr. Kross, constituting approximately 8.5% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (5,174,220) reported as outstanding on August 11, 2000, on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2000. Mr. Kross and Mrs. Kross share voting and dispositive power over the 60,400 shares held by Mrs. Kross in her IRA and in two trusts for the benefit of the minor children of Mr. Kross and Mrs. Kross, constituting approximately 1.2% of the issued and outstanding shares of the Common Stock. Mr. Russell has sole voting and dispositive power over the 17,000 shares of Common Stock beneficially owned solely by him, constituting approximately 0.3% of the Common Stock.

          (c) The following transactions are the only transactions in the Common Stock made by members of the Group within the past sixty days, all of which were made in open market transactions by Mr. Kross:

--------------------------------------------------------------------------------
       DATE                    NUMBER OF SHARES                 COST PER SHARE
                                BOUGHT (SOLD)
--------------------------------------------------------------------------------
     8/02/00                        5,000                           $12.81
--------------------------------------------------------------------------------
     8/16/00                         3000                            12.25
--------------------------------------------------------------------------------
     8/17/00                        3,500                            11.98
--------------------------------------------------------------------------------
     8/18/00                        3,400                            12.06
--------------------------------------------------------------------------------
     9/22/00                        (600)                            13.75
--------------------------------------------------------------------------------
     9/26/00                       (3,400)                           13.25
--------------------------------------------------------------------------------
     9/27/00                       (5,000)                           13.00
--------------------------------------------------------------------------------

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CUSIP No. 561063-10-8                                         Page 9 of 11 pages


Item 7.   Material to be Filed as Exhibits.

         No.        Description
         ---        -----------

          1         Mr. Kross's margin account agreement with Prescott, Ball &
                    Turben, Inc., the predecessor to Everen.*
          2         Joint Filing Agreement.
          3         Letter dated September 2, 1999 from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          4         Letter dated September 16, 1999 from Mr. Kross to Mr.
                    Anthony S. Gramer, President of the Issuer.*
          5         Letter dated November 29, 1999 from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          6         Letter dated November 29, 1999 from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          7         Letter dated November 29, 1999 from Mr. Anthony S. Gramer,
                    President of the Issuer, to Mr. Kross.*
          8         Letter dated December 7, 1999 from Mr. Anthony S. Gramer,
                    President of the Issuer, to Mr. Edward E. Crutchfield,
                    Chairman and Chief Executive Officer of First Union
                    Corporation.*
          9         Letter dated December 17, 1999, from Mr. Daniel J. Ludeman,
                    President and CEO of First Union Corporation, to Mr. Anthony
                    S. Gramer, President of the Issuer.*
          10        Letter dated April 20, 2000, from Mr. Kross to Mr. Anthony
                    S. Gramer, President of the Issuer.*


*Filed as an exhibit to the Original 13D.


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CUSIP No. 561063-10-8                                        Page 10 of 11 pages



                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 5, 2000

                                        /s/ Peter T. Kross
                                        Peter T. Kross


                                        /s/ Margaret G. Kross
                                        Margaret G. Kross


                                        /s/ Edward J. Russell III
                                        Edward J. Russell III